Code of Business Conduct and Ethics	July 2022

IAMGOLD's Code of Business Conduct and Ethics embodies the commitment of IAMGOLD and its subsidiaries to conduct business in accordance with all applicable laws, rules and regulations, and the highest ethical standards. This Code applies to the Board of Directors, employees, contractors and representatives in every business where IAMGOLD operates globally.

These guiding principles will be applied through a commitment to:

Adherence to applicable laws and regulations wherever the Company does business	Respecting the right of all employees to fair treatment, equal opportunity and a working environment free from discrimination or harassment of any sort	Working in an environmentally responsible manner and working safely, in accordance with regulatory and other industry standards
Requiring employees, contractors and representatives to avoid a conflict or the appearance of a conflict of interest	Being honest and acting with integrity in all business relationships	Safeguarding IAMGOLD assets, corporate opportunities and confidential information, and protecting them from misuse

Business Conduct and Ethics Policy & Standard, July 2022	1

Business Conduct and Ethics Policy & Standard, July 2022	2

1.0 Purpose

The purpose of this standard is to define the minimum requirements IAMGOLD Corporation ("the Company") directors, employees, contractors and representatives are required to follow in adhering to the Code of Business Conduct and Ethics ("Code").

Each new director, employee, contractor and representative is required to certify their awareness and compliance with this Code, specifically those who are privy to confidential and/or proprietary information. Subsequently, each director and key employee, as determined by management, will be required to reiterate their awareness and compliance to the Code on an annual basis. Declining to certify their awareness and compliance to the Code may lead to disciplinary action, up to and including termination for cause.

2.0 Scope

This standard applies to all directors, employees, contractors and representatives worldwide, including controlled joint ventures.

3.0 Reporting Code Violations

All officers and managers at all levels shall maintain an "open door" regarding questions of business conduct as they relate to this Code and its applicability. Employees, contractors and representatives shall be encouraged to ask such questions in respect of any particular situation no matter how small or insignificant it may seem to be.

Each director, employee, contractor and representative is encouraged to be alert to any work related activities which could be construed as a violation of the Code. If a director, employee, contractor or representative becomes aware of such a potential violation, they must bring the matter to the attention of their immediate supervisor or proceed internally on a confidential and anonymous basis through the confidential reporting service. For further information about such confidential reporting service, please refer to the Company's Whistleblower Policy, which is incorporated by reference herein.

Retaliation against any director, employee, contractor or representative who in good faith reports a concern about any illegal or unethical conduct will not be tolerated. Persons involved in illegal or unethical conduct may be subject to disciplinary action up to and including termination and/or legal action where warranted even if they have reported it. Reporting a Code violation knowing it to be false may also result in disciplinary action up to and including termination.

Other than as may be reported through the confidential reporting service, if any member of management receives a report of any alleged violation of the Code, they must promptly inform the Senior Vice- President, General Counsel and Corporate Secretary and the Vice-President, Internal Audit and Risk Management of such report. An investigation will be conducted to determine whether a violation has in fact occurred. Appropriate corrective action, including disciplinary action up to and including termination will result from the investigation.

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Any director, employee, contractor or representative who withholds information during the course of an investigation regarding a possible violation of the Code is subject to disciplinary action, up to and including termination.

4.0 Legal Compliance

4.1 Compliance with Laws and Regulations

The Company's operations are subject to an important number of very complex and changing laws and regulations, and its directors, employees, contractors and representatives must comply with these laws and regulations as well as various rules, policies and guidelines of regulatory authorities and governmental agencies wherever it does business. Each director, employee, contractor and representative, is reminded that the law takes precedence in cases where there may be a conflict between the law and traditional or industry practices.

4.2 Insider Trading

Securities and stock exchange laws and regulations are extremely strict regarding the use and selective disclosure of information that, if publicly disclosed, could have a significant impact on the market price or value of the Company's securities or affect any reasonable investor's investment decision.

Directors, employees, contractors and representatives are prohibited from purchasing and selling Company shares and derivatives based on Company shares, such as securities convertible into Company shares, when they are in possession of material non-public information concerning the business and affairs of the Company. They are similarly prohibited from informing others about such information, except in the necessary course of business and where the other party is under an obligation of confidentiality. Directors, employees, contractors and representatives with access to financial and other material information may only trade in accordance with the Company's Stock Trading Policy and Standard. For more information, please refer to the Company's Stock Trading Policy and Standard, which is incorporated by reference herein.

5.0 Workplace

5.1 Respect and Integrity of the Person

The Company is committed to promoting a workplace that is respectful of individuals, their integrity and their dignity. To this end, the Company has implemented policies strictly prohibiting violence, discrimination and harassment, including sexual harassment that apply to its directors, employees, contractors and representatives. Anyone who believes that they have experienced or witnessed violence, discrimination or harassment in the workplace may directly contact the Senior Vice-President, Corporate Affairs, HSS & People or should otherwise report the incident(s) in accordance with the Company's Discrimination, Harassment and Violence in the Workplace Standard. The Company will maintain the confidentiality of the complaint, to the extent possible in the circumstances, and prohibits reprisal against anyone for participating in the complaint process in good faith.

5.2 Fitness for Work

The Company is committed to maintaining a safe and healthy work environment. To ensure that everyone is fit to perform their work, directors, employees, contractors and representatives must not: (i) consume alcoholic beverages or other intoxicating substances (e.g. cannabis) in quantities that affect work performance or impair their judgment during work hours, (ii) consume, provide or serve alcoholic beverages or any other intoxicating substances on the Company's premises, except when approved by the President and Chief Executive Officer, the Senior Vice-President, General Counsel and Corporate Secretary or the Senior Vice-President, Corporate Affairs, HSS & People, or (iii) consume, possess, sell or distribute illegal substances on Company premises, at any Company function or at any other time when you could be identified as a Company director, employee, contractor or representative.

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5.3 Employment and Equal Opportunity

The Company is committed to maintaining a challenging working environment in which ability and performance are recognized, free from any form of discrimination contrary to law and nepotism. Thus, every employee and director holding leadership responsibilities shall treat all other employees, contractors and representatives in a fair an equal manner and shall not allow any personal relationship with any other director, employee, contractor or representative under their supervision to compromise this principle.

The Company allows the employment of related persons, but in every case the process followed must be equitable and situations involving a conflict or a potential conflict between any employee's personal interests and the interests of the Company must be avoided. The following relationships between an employee and the person to whom the employee reports to may give rise to violations of this principle and must be avoided or, if they exist, be brought to the attention, by the individuals involved, of the Senior Vice- President, Corporate Affairs, HSS & People who shall, if appropriate, recommend specific conditions: (i) a spouse (including common law relation) or other form of romantic relationship, (ii) a child or grandchild, (iii) a spouse of such child or grandchild, (iv) a sibling, (v) a father-in-law or mother-in-law, (vi) a niece or nephew, and (vii) any other personal relationship that creates, or could reasonably be perceived to create, a conflict of interest between the employee and the person to whom the employee reports.

5.4 Privacy and Personal Information

The Company believes in taking steps to protect the privacy of its directors, employees, contractors and representatives and others with whom the Company has a business relationship. The Company will not interfere in the personal lives of such individuals unless their conduct impairs their work performance or adversely affects the work environment or reputation of the Company.

Personal information is information about or that is related to an identifiable individual. The Company limits the collection of personal information to that which is necessary for business, legal, safety, security or contractual purposes and collection of such personal information is to be conducted by fair and lawful means and, except where otherwise permitted or required by law, with the consent of the individual from whom the information is being collected. Access to director, employee, contractor and representative employment and medical records and other personal information shall be limited to those with a need to know such information for a legitimate business purpose and whose duties reasonably require access to such information. Directors, employees, contractors, and representatives may not otherwise access or use personal information.

All directors, employees, contractors and representatives have the right to access their own employment record and other personal information that the Company holds about them in accordance with applicable privacy laws. Should any directors, employees, contractors or representatives believe that the Company has personal information about them that is incorrect or requires updating, they may ask the Company to update the information. If the information is subject to interpretation or is an opinion, the Company is not required to change the record, but will annotate the record to indicate the individual's request. The Company will not provide any directors, employees, contractors and representatives access to such information where doing so would reveal the personal information of another individual. Personal information shall not be used or disclosed for purposes other than those for which it was collected, except with the explicit knowledge and consent of the individual or as required by law.

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Personal information shall be retained only as long as necessary for the fulfilment of those purposes for which it was collected and as permitted or required by applicable law and shall be kept sufficiently accurate, complete and up-to-date to minimize the possibility that inappropriate information may be used or disclosed. The Company has implemented appropriate physical, technical, and organizational security measures designed to guard personal information against loss, destruction or modification. The Company and its representatives will observe obligations of confidentiality and non-disclosure of personal information, including information of its directors, employees, contractors and representatives and other persons with whom the Company has a business relationship, with the same degree of diligence that directors, employees, contractors and representatives are expected to use in protecting confidential information of the Company.

All comments, questions, concerns or complaints regarding the Company's privacy practices, policies and procedures should be sent to the Vice-President, People.

The Company is responsible for all personal information in its possession or custody, including information that has been transferred to a third-party for processing, and all directors, employees, contractors and representatives shall adhere to the Company's policies, standards and procedures regarding the collection, use, and disclosure of personal information and those in place to protect personal information against loss or theft, as well as unauthorized access, disclosure, copying, use or modification, including the Company's internal Privacy Policy which is incorporated by reference herein. The Company and all directors, employees, contractors and representatives shall also comply with all applicable laws regulating the disclosure of personal information, including the Personal Information Protection and Electronic Documents Act (Canada) (PIPEDA).

6.0 Environment, Health and Safety

6.1 Protection of the Environment

The Company is committed to conducting its business in a manner that protects the environment, preserves resources and ensures sustainable development. It is continuously seeking to improve its environmental performance, in keeping with applicable law, its Sustainability Policy, Standard and its ISO 14001 Certified Environmental Management System.

Each director, employee, contractor and representative is expected to be alert to environmental issues and has a responsibility to work in an environmentally responsible manner.

6.2 Health and Safety

The Company is committed to ensuring a healthy working environment and safe working conditions, equipment and work sites for its directors, employees, contractors and representatives and promoting their involvement in preventing occupational injuries. The Company has adopted a Health and Safety Policy and Standard to document its goals in this matter and facilitate the communication thereof throughout the Company. All directors, employees, contractors and representatives must be aware of the Company's policy and standard and have a responsibility to work safely.

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7.0 Third-Party Relationships

7.1 Conflicts of Interest

In discharging their duties, directors, employees, contractors and representatives must act honestly and in good faith with a view to the best interests of the Company. Directors, employees, contractors and representatives must avoid situations involving a conflict between their personal interests and the interests of the Company. Actions taken and decisions made by any director, employee, contractor or representative should be documented and based on impartial and objective assessment of the facts in each situation, free from influence by gifts and, favours and the like, which may adversely affect the director, employee, contractor and representative's judgments.

The integrity and effectiveness of any director, employee, contractor or representative is impaired when they have such a substantial personal interest in a transaction, or in a party to a transaction, that either their general duty of undivided loyalty to the Company or their independent judgment, or their decisions or actions taken on the Company's behalf might reasonably be expected to be adversely affected. Undisclosed interests or obligations in firms with which, or property in regards to which, the Company transacts business or contemplates such transactions, create at least the presumption of a conflict of interest and must be avoided. A director, employee, contractor or representative who may have conflicting or potentially conflicting interests between their personal, business or other outside activities and any business interest of the Company in any transaction that they know is under consideration by the Company, must immediately withdraw from any discussions, decisions or assessment related to the particular subject and inform their immediate supervisor of the matter and of their potential conflict.

Directors, employees, contractors and representatives may encounter a variety of situations that represent real or potential conflicts of interest. The Company expects all directors, employees, contractors and representatives to be sensitive to such possibilities and to consult their immediate supervisor, or the Legal Department, when ambiguous situations arise.

7.2 Fair Competition

The Company is committed to the principles of fair competition in the purchase and sale of products and services. All procurement decisions shall be based exclusively on normal commercial considerations, such as quality, price, availability, service, reputation and other factors bearing directly on the product, service or supplier. Customers and potential customers of the Company shall be provided with equal rights to make purchasing decisions based on the same competitive terms. Furthermore, the Company prohibits practices in violation of competition laws.

The Company will neither seek, encourage nor tolerate special favours or arrangements with suppliers or customers that impair, or give the appearance of impairing, fair commercial relationships. Under no circumstances is it acceptable to offer, give, solicit or receive any form of bribe, kickback, or inducement. In the same manner, the Company must avoid either the fact or the appearance of improperly influencing relationships with organizations or individuals with whom the Company deals in the course of its business. For more information, please refer to the Company's Anti-Bribery/Anti-Corruption Policy and Standard, which is incorporated by reference herein.

7.3 Business and Professional Relationships

Directors, employees, contractors and representatives must maintain professional relationships based on honesty and respect for individuals and the organization with a view to establishing lasting and equitable employment and business relationships. Directors, employees, contractors and representatives must specifically encourage respect for others and cooperation and professionalism among colleagues.

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7.4 Dealing with Public or Government Officials

The Company's funds, assets, property or services must not be used to induce any public or government official, in any country, to do any action in violation of, or refrain from doing, their lawful duty. All directors, employees, contractors and representatives shall conduct their dealings with government officials and employees in compliance with the Corruption of Foreign Public Officials Act (Canada) (the "CFPOA"), the Foreign Corrupt Practices Act (United States) (the "FCPA") and local laws and in such a way that the integrity and reputation of the Company, the government and the government officials or employees will not be brought into question or not be a source of embarrassment should the details of such relationship become public knowledge. For more information, please refer to the Company's Anti- Bribery/Anti-Corruption Policy and Standard, which is incorporated by reference herein.

7.5 Anti-money Laundering

The Company will support and contribute to the effective elimination of money laundering where there is an identifiable and reasonable risk of money-laundering resulting from, or connected to, the extraction, trade, handling, transport or export of gold. The Company will not conduct business with parties who may be involved in or who support terrorist activities. Moreover, the Company will not knowingly accept funds that are derived from unlawful sources or activities. The Company is committed to complying fully with all applicable anti-money laundering laws throughout the world.

7.6 Community Relations

The Company is committed to conducting its business responsibly within the communities associated with our operations, and to making a positive contribution to the well-being and development of such communities. Every director, employee, contractor and representative shall reflect this commitment in their everyday dealings, and respect the different cultures and the dignity and rights of individuals in all countries where the Company carries out its activities. The Company has adopted a Sustainability Policy and Standard to document its goals in this matter and facilitate the communication thereof throughout the Company.

7.7 Outside Business Activities

Involvement or employment outside the Company which may interfere with a director, employee, contractor or representative's general duty of undivided loyalty to the Company, or adversely affect their independent judgment, or their decisions or actions taken on the Company's behalf, must be avoided. No conflict should exist between the private interests of directors, employees, contractors, representatives and their official duties. To ensure that employees, contractors and representatives give their full attention to their work and their undivided commitment to the Company, they are discouraged from engaging in paid employment outside of the Company without the express written permission of their immediate supervisor, and, in any event, are strictly prohibited from engaging in paid employment that might conflict with the interests of the Company. Employees, contractors and representatives must also obtain the consent of their immediate supervisor for all professional activities, e.g., service in professional associations and on boards of directors, which ensue from their function or status at the Company or which would necessitate time or energy during the working day.

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8.0 Company Assets

8.1 Care of Assets

Company assets may include property, time, proprietary information, corporate opportunities and funds as well as equipment used by individuals, such as mobile phones, computers and vehicles. Directors, employees, contractors and representatives are responsible for the proper use and security of Company assets. Appropriate precautions should be taken to prevent theft, damage, misuse or intentional damage of such assets.

8.2 Information Systems

The Company's information technology systems, including computers, e-mail, intranet and internet access, telephones and voice mail are to be used primarily for business purposes. Company information technology systems may be used for minor or incidental personal use provided that such use is kept at a minimum.

Directors, employees, contractors and representatives may not use Company information technology systems to display, store, print, or send material considered fraudulent, harassing, obscene, intimidating, defamatory, related to personal business interests, unlawful, otherwise inappropriate or contrary to the Code. Non-business related electronic mail messages shall not be sent from Company systems and shall be deleted by users when received.

While the Company does not intend to regularly monitor the use of its information technology systems, it may monitor such systems if necessary for business purposes or in conducting internal investigations, with the approval of the Vice President, People, and Senior Vice-President, General Counsel and Corporate Secretary.

8.3 Personal Use of Company Assets

Directors, employees, contractors and representatives are entrusted with the care and use of Company assets with the expectation that they will be used for the benefit of, and as directed by, the Company. Using Company assets for personal gain is a violation of this trust. Employees, contractors and representatives may not obtain, use, or divert Company assets for personal gain or benefit, or for the personal gain or benefit of anyone else.

8.4 Theft

Theft of Company assets is the most fundamental breach of the employment relationship. The Company will not tolerate theft under any circumstances and will terminate for cause and possibly prosecute in such situations.

9.0 Information and Records

9.1 Media Relations and Disclosure of Information

The Chair of the Board, President and Chief Executive Officer, Executive Vice-President and Chief Financial Officer, Senior Vice-President, General Counsel and Corporate Secretary, Senior Vice-President, Corporate Affairs, HSS & People and Vice-President, Investors Relations are the only official spokespersons of the Company. Unless authorized, no director, employee, contractor or representative may give their personal opinion, disclose confidential information or discuss matters pertaining to the Company to members of the news media and the public in general. Any enquiry or request for an interview must be referred to the Vice- President, Investor Relations.

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No material undisclosed information related to the Company's business may be communicated to anyone until public disclosure of such information has been made to the general public, except to those who need to know such information in the necessary course of business and are under an obligation of confidentiality.

If any material information about the Company not yet disclosed to the public is inadvertently disclosed, directors, employees, contractors and representatives aware of such disclosure shall contact the Vice- President, Investor Relations immediately so that the Company may promptly take corrective action. For more information on this subject, please refer to the Company's Disclosure Policy and Standard.

9.2 Confidential Information

Confidential information relating to the Company's business is a very important asset of the Company and must be treated accordingly.

During the course of their employment, directors, employees, contractors and representatives may be provided with access to and knowledge of confidential information, to the extent that such information is necessary or at least useful to ensure the proper performance of their duties. Confidential information includes, but is not limited to, information not publicly disclosed about the Company's business, projected property acquisitions, exploration, drilling and other technical results, mining methods or techniques, production, discoveries, information relative to past, present and prospective customers and suppliers, joint ventures, financial data, marketing techniques, strategies, and business plans and personal information concerning directors, employees, contractors and representatives of the Company.

Directors, employees, contractors and representatives must preserve the confidentiality of such information and shall not at any time, both during and after their employment with the Company, disclose to anyone (within or outside the Company), any of the Company's confidential information, except on a need to know basis in the normal course of business. Moreover, directors, employees, contractors and representatives shall not use such information for their, or anyone else's, personal gain. Employees, contractors and representatives shall return to the Company such confidential information upon request by the Company and, in any event, immediately after their employment termination.

The above restrictions apply not only to the Company's confidential information, but also to information received by the Company from third-parties under an obligation of confidentiality.

9.3 Competitors' Information

From time to time, the Company gathers information about the industry in which it does business, including information about competitors. The Company is committed to gathering this information honestly and ethically; no director, employee, contractor or representative should use improper means to obtain competitors' confidential business information.

It is entirely proper to gather competitive information through surveys, market studies, competitive analyses and benchmarking, as well as from published articles, advertisements, publicly-distributed brochures and authorized communications with representatives, suppliers or customers of competitors.

No director, employee, contractor or representative should attempt to acquire a competitor's confidential business information through unlawful or unethical means, such as theft, spying, burglary, wire-tapping, deceptive relationships with a competitor's suppliers or customers, unauthorized disclosures by a competitor's present or former employees, or breach of a competitor's non-disclosure or confidentiality agreement by a customer or other interested party.

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9.4 Records and Reporting

The Company's records serve as the means and evidence of the management of the Company's business, as the measure of the Company's fulfillment of its obligations to shareholders, employees, suppliers and others, and of the Company's compliance with tax, financial, and other reporting requirements. Directors, officers, shareholders and other stakeholders of the Company cannot make informed decisions about the Company if its records and business information contains material errors, omissions, falsifications or misleading statements.

The Company is committed to maintaining adequate accounting and auditing procedures and controls to ensure that financial statements fairly present, in all material respects, the financial condition and results of operations of the Company in accordance with the requirements of applicable law and of International Financial Reporting Standards.

All employees involved in collecting, drafting, gathering, processing or recording such information are responsible for its integrity and shall ensure, to the best of their ability, that all entries, books, records and accounts of the Company accurately and fairly reflect the Company's operations and transactions. Accounting, financial and legal documents and records of the Company shall not be destroyed without the prior consent of the Senior Vice-President, General Counsel and Corporate Secretary or the Executive Vice- President and Chief Financial Officer, as appropriate.

Each director, employee, contractor and representative must be vigilant in preventing fraud and dishonesty, and report promptly to their immediate supervisor any evidence of wrongdoing. If need be, serious concern of questionable behaviour, conduct or practices within the Company regarding accounting, internal accounting controls, or auditing, or related matters may be voiced pursuant to the Company's Whistleblower Policy and Standard.

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AGREEMENT TO COMPLY WITH IAMGOLD'S CODE OF BUSINESS CONDUCT & ETHICS

Name:

Location:

Department:

I, the undersigned, hereby acknowledge having received, read and understood a copy of IAMGOLD'S Code of Business Conduct and Ethics for employees of IAMGOLD Corporation and its subsidiaries and I hereby undertake to comply with its provisions, promote the goals, measures, objectives and principles set forth therein and take all the necessary steps to ensure its application in my work environment.

Finally, I agree that I have the responsibility to speak to my immediate supervisor, or an (other) officer of the Company, should I have any concerns about a possible violation of IAMGOLD'S Code of Business Conduct and Ethics.

Signature	Date

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Conflict of Interest Disclosure

IAMGOLD Corporation ("the Company") directors, employees, contractors and representatives are required to avoid Conflict of Interest in adhering to the Code of Business Conduct and Ethics ("Code"). This Disclosure Statement has been prepared to facilitate compliance with the "Code". As stated in Paragraph 7.1 of the "Code":

"In discharging their duties, directors, employees, contractors and representatives must act honestly and in good faith with a view to the best interests of the Company. Directors, employees, contractors and representatives must avoid situations involving a conflict between their personal interests and the interests of the Company. "

Please carefully read the "Code" before completing this Statement. By completing this questionnaire, you are certifying you have read, understand, and agree to comply with the Conflict of Interest requirements as set out in the "Code" and that the following statements are true without exception, except as noted.

If you answer "other" to any question, please include the following information in your explanation after each question:

a) The name and location of the entity involved, its type of business, and its relationship to IAMGOLD (Example: XYZ Corporation, 1234 Main Street, City, Country)

b) The name of the person involved (yourself, a member of your household, a related person) and their relationship to you (Example: My spouse, Jane Doe or my father, John Doe)

c) The basis of your or any other identified person's involvement (Example: My spouse, Jane Doe, is a sales representative for a vendor that IAMGOLD buys goods or services from)

d) Other details necessary to determine if a conflict of interest exists

Note: "Conflicted Person" includes (but not limited to) spouse, children, parents, siblings, in-laws, uncles, aunts, nephews and nieces.

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1. Neither I, nor (each a "Conflicted Person") has an interest in any entity that does or wants todo business with or competes with IAMGOLD.

☐ True without exception ☐ Other (Explain below)

2. Neither I, nor any Conflicted Person perform any services for or hold any office in any entity thatdoes or wants to do business or competes with IAMGOLD

☐ True without exception ☐ Other (Explain below)

3. Neither I, nor any Conflicted Person have represented IAMGOLD in any transaction with any entity in which I or any Conflicted Person have an interest.

☐ True without exception ☐ Other (Explain below)

4. Neither I, nor any Conflicted Person have competed with IAMGOLD in the sale or purchase of property or services.

☐ True without exception ☐ Other (Explain below)

5. Neither I, nor any Conflicted Person have solicited, accepted, or been reimbursed for any personal gifts, favors, personal travel expenses, the use of lodging or other housing, services of any kind, or any other thing of value from any person, firm, or representative who does or wants to do business with or competes with IAMGOLD.

☐ True without exception ☐ Other (Explain below)

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6. To the best of my knowledge, neither I, nor any person at IAMGOLD reporting to me, nor any other person at IAMGOLD has engaged in any conduct or maintained any interest or relationship which might conflict with the interest of IAMGOLD.

☐ True without exception ☐ Other (Explain below)

7. To the best of my knowledge, I am not aware of any business transaction between IAMGOLD and any member of my household or any Conflicted Person.

☐ True without exception ☐ Other (Explain below)

Signing this form signifies that you have read IAMGOLD's Code of Business Conduct and Ethics, and have disclosed all instances where a conflict of interest exists.

Employee Signature

Date

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